SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 4)

MARTHA STEWART LIVING OMNIMEDIA, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

591610100
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Gregory R. Blatt, Esq.
Executive Vice President, Business Affairs, General Counsel and Secretary
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street
New York, New York 10036
(212) 827-8000

(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York 10004
(212) 859-8000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*

$11,915,395	$963.96

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,770,408 shares of Class A Common Stock, par value $0.01, of Martha Stewart Living Omnimedia, Inc. (the “Company”) having an aggregate value of $11,915,395 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 11 for fiscal year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[_] going private transaction subject to Rule 13e-3.

[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 4 to Tender Offer on Schedule TO (this “Amendment”) amends and supplements the statement filed with the Securities and Exchange Commission on September 25, 2003, as amended (“Schedule TO”), by Martha Stewart Living Omnimedia, Inc., a Delaware corporation (the “Company”). This Schedule TO relates to the offer by the Company to certain employees to exchange certain of their outstanding stock options to purchase shares of Class A Common Stock, par value $.01 per share, of the Company for the right to receive a restricted stock unit award from the Company, on terms and subject to conditions set forth in an Offer to Exchange, dated September 26, 2003, as amended (the “Offer to Exchange”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “offer”).

     The information set forth in the Offer to Exchange and the related Letter of Transmittal is incorporated in this Amendment No. 4 to the Schedule TO by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.

Items 1 through 10.

(1)	The answer to the question in Q&A 8 under the caption “Summary of Terms” in Part I of the Offer to Exchange is amended by deleting the answer in its entirety and substituting therefore as follows:

“Your restricted Stock Unit Award will be granted to you, effective as of 11:59 P.M., Eastern Standard Time, on the expiration date, in exchange for your properly tendered options. Your election to tender eligible options for the Offer, if not withdrawn prior to the expiration date, will constitute acceptance of the terms of the Restricted Stock Unit Award Agreement, the form of which is included in the offering materials.

(2)	The answer to the question in Q&A 9 under the caption “Summary of Terms” in Part I of the Offer to Exchange is amended by deleting the following phrase in the last sentence thereof: “(as opposed to the stockholder approval requirement)”.

(3)	The first sentence of the sixth paragraph under the caption “2. Source and Amount of Consideration; Terms of Restricted Stock Unit Awards” in Part II of the Offer to Exchange is amended by deleting the phrase “and so long as stockholder approval of the offer has been previously obtained” therein.

(4)	The tenth paragraph under the caption “2. Source and Amount of Consideration; Terms of Restricted Stock Unit Awards” in Part II of the Offer to Exchange is amended by deleting the second and third sentences thereof.

(5)	The fourth bullet under the caption “8. Conditions for Completion of the Offer” in Part II of the Offer to Exchange is amended by deleting the phrase “is material to” and substituting therefor the phrase “has a material adverse effect on”.

(6)	The third paragraph under the caption “16. Additional Information” in Part II of the Offer to Exchange is hereby deleted in its entirety.

(7)	The caption “12. Legal Matters; Regulatory/Stockholder Approvals” in Part II of the Offer to Exchange is amended to read “12. Legal Matters; Regulatory Approvals” and the second paragraph thereunder is hereby deleted in its entirety.

Items 11. Additional Information

     On October 23, 2003, the Company announced the extension of the offer to 11:59 p.m., Eastern Standard Time, on November 7, 2003, unless the offer is extended to a later date. The text of the Company’s e-mail to eligible option holders announcing the extension of the offer is attached hereto as Exhibit (a)(18).

Items 12.Exhibits

     Item 12 is hereby amended and supplemented as follows:

     The following Exhibit is added:

     (a)(18) Text of Company’s e-mail to eligible option holders announcing the extension of the offer.

     The form of the Restricted Stock Unit Award Agreement, filed as Exhibit (a)(3) to the Schedule TO, is hereby amended to read in its entirety as set forth in the revised form of Exhibit (a)(3) attached hereto.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2003

MARTHA STEWART LIVING OMNIMEDIA, INC.

By:	/s/ Gregory R. Blatt

Gregory R. Blatt
Executive Vice President, Business Affairs,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description

(a)(1)	Offer to Exchange, dated September 26, 2003.*

(a)(2)	Form of Introductory Letter and accompanying Letter of Transmittal.*

(a)(3)	Form of Restricted Stock Unit Award Agreement, as amended.**

(a)(4)	Form of e-mail to Eligible Option Holders Announcing Offer.*

(a)(5)	Form of Election Withdrawal Notice.*

(a)(6)	Form of Reminder Notice of Expiration of Offer.*

(a)(7)	The Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 31, 2003 (incorporated herein by reference).

(a)(8)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 15, 2003 (incorporated herein by reference).

(a)(9)	The Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 13, 2003 (incorporated herein by reference).

(a)(10)	The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2003 (incorporated herein by reference).

(a)(11)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 7, 2003 (incorporated herein by reference).

(a)(12)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2003 (incorporated herein by reference).

(a)(13)	The Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 13, 2003 (incorporated herein by reference).

(a)(14)	The Company’s definitive Proxy Statement on Schedule 14A for the 2003 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on March 31, 2003 (incorporated herein by reference).

(a)(15)	A description of the Company’s Class A common stock included in the Company’s Registration Statement on Form 8-A, which was filed with the Securities and Exchange Commission on October 14, 1999 (incorporated herein by reference).

(a)(16)	Presentation made by the Company to holders of eligible options on September 30, 2003.*

(a)(17)	Information provided by the Company to holders of eligible options on October 8, 2003.*

(a)(18)	Text of Company’s e-mail to eligible option holders announcing the extension of the offer. **

(b)	Not applicable.

(d)(1)	The Company’s Amended and Restated 1999 Stock Incentive Plan.*

Exhibit	Description

(d)(2)	Form of Stock Option Agreement used under the Amended and Restated 1999 Stock Incentive Plan. *

(d)(3)	Voting Agreement by and between the Company and Martha Stewart, dated September 25, 2003.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.
**Filed with this Amendment No. 4.